Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
 (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2008 (1)	2009 (1)

Net Income	$253	$134
Equity in earnings of unconsolidated affiliates	(46)	(8)
Income taxes	153	86
Capitalized interest	(5)	(2)
	355	210

Fixed charges, as defined:

Interest	148	159
Capitalized interest	5	2
Interest component of rentals charged to operating income	10	8
Total fixed charges	163	169

Earnings, as defined	$518	$379

Ratio of earnings to fixed charges	3.18	2.24
________
(1)	Excluded from the computation of fixed charges for each of the nine months ended September 30, 2008 and 2009 is interest income of $1 million, which is included in income tax expense.